Mail Stop 3561

August 15, 2008

Via Fax & U.S. Mail

Mr. James J. Kohn
Chief Financial Officer
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027

> **Re:** **Nevada Gold & Casinos, Inc.**
> **Form 10-K for the year ended April 27, 2008**
> **Filed July 28, 2008**
> **File No. 001-15517**

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended April 27, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations, page 23

1. We note your results of operations discussion includes a comparison of total operating expenses. In future filings, please ensure you discuss each significant component of operating expenses in terms of quantification of change and a discussion of the reasons for the change. For example, please ensure you discuss the reasons for the change in casino expense, and marketing and administrative expense.

Item 9A. Controls and Procedures, page 28

2. We note your conclusion that as of the end of the period covered by this annual report on Form 10-K, your disclosure controls and procedures were effective. In light of the disclosure in the following paragraphs that you identified a material weakness relating to the tax provision and corresponding tax disclosures, please explain to us why you believe it was appropriate to conclude that disclosure controls and procedures were effective. Please include in your response any alternative factors relied upon and a detailed discussion of how your conclusion was determined. Also, in future filings, please revise MD&A to include a detailed discussion of any material weaknesses, and quantification and analysis of associated uncertainties & trends related to a material weakness, as well as steps or procedures taken to remediate the weakness. See SEC Staff Speech by Dorsey & Hunsaker at the 2004 32nd AICPA Conference.

Consolidated Financial Statements

Consolidated Balance Sheets, page 38

3. We note from your disclosure in Note 6 that it appears you have an allowance for notes receivable recorded as of April 27, 2008. Please tell us the amount recorded in the allowance as of April 27, 2008 and April 29, 2007. Also, please revise future filings to disclose that notes receivable are presented "net of an allowance" on the face of the balance sheet and include disclosure of the amount of the impairment allowance for each balance sheet presented in the notes to the financial statements. See paragraph 13e-i of SOP 01-6. Also, please revise future filings to include the disclosures required by paragraphs 6 and 24 of SFAS No. 118 regarding impairments to notes receivable.

Additionally, please tell us if there is any allowance for doubtful accounts recorded against accounts receivable as of April 27, 2008 or April 19, 2007. If so, please disclose the amount in the notes to the financial statements in future filings.

4. We note that as of April 29, 2007 you had $4,610,000 recorded on the balance sheet for guaranty liabilities. Please tell us the nature of these liabilities and explain to us how you calculated or determined the amount recorded. Also, please explain to us how you accounted for the guarantees in fiscal 2007 and also how you accounted for the extinguishment of the guarantees during fiscal 2008.

Consolidated Statements of Operations, page 39

5. We note your presentation of interest expense, net, on the face of the income statement. In light of the fact that it appears from your disclosure in Note 19 that interest income is material to net interest expense, please revise future filings to separately present interest income and interest expense on the face of the income statement. See Rule 5-03(b)(7) and (8) of Regulation S-X.

6. We note that in the year ended April 29, 2007 you recorded a $10.3 million gain on termination of development and loan agreement. Please explain to us the nature of this gain and provide us details as to how the gain was calculated or determined.

Consolidated Statements of Stockholders' Equity, page 40

7. We note that during fiscal 2008 you issued stock options as severance and recorded paid-in capital of $199,587. Please tell us the nature of this transaction and how you accounted for the options issued. As part of your response, please tell us how you valued the options.

8. In future filings, please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in your statements of changes in shareholders' equity or in the notes to the Company's financial statements. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130. Also, please disclose the accumulated balances for each classification included in the accumulated other comprehensive income (loss) component of equity on the face of the balance sheet, in the statement of stockholders' equity, or in the notes to the financial statements. See paragraph 26 of SFAS No. 130.

Consolidated Statements of Cash Flows, page 41

9. We note from your statements of cash flows that the adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities includes a line item titled "warrants and options issued, beneficial conversion and amortization of deferred loan issuance costs." For each year in which a statement of cash flows is presented, please provide us detail of each amount that is included in this line item.

Notes to the Financial Statements
– General

10. In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently. In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total. Please expand your notes to describe this liability and address how you recognize and measure the liability in your consolidated financial statements.

Note 3. Summary of Significant Accounting Policies

 – Mining Properties and Claims, page 43

11. We note your disclosure that you previously capitalized costs of acquiring and developing mineral claims until the properties were placed into production and upon commencement of production. Please tell us the amount and nature of any mineral claims recorded in your financial statements as of April 27, 2008 or April 29, 2007.

– Revenue Recognition, page 45

12. We note from your statements of operations that the majority of your revenue is derived from casino operations. Please tell us, and revise your notes to the financial statements in future filings to disclose, your revenue recognition policy for casino revenue.

13. We note your disclosure that you record the redemption of coupons and points as a reduction of revenue. Please tell us, and disclose in future filings, the nature of the consideration given for the redemption of points. If the consideration is

anything other than cash, please explain why you believe it is appropriate to record the amount as a reduction of revenue. Also, please clarify for us, and in your disclosure in future filings, whether you record the accrual and the corresponding reduction of revenue at the time the coupons and points are earned, or at the time they are redeemed. Refer to EITF 01-09 for guidance.

Note 5. Investments in Unconsolidated Affiliates and Investments in Development Projects, page 47

14. We note from your disclosure in Note 5 that your net ownership interest in American Racing and Entertainment LLC was only 16% in the year ended April 29, 2007. Please explain to us why you believe it was appropriate to account for this investment using the equity method of accounting versus the cost method. Also, please tell us and disclose in future filings the amount of gain or loss, if any, recorded on the sale of American Racing and Entertainment LLC and tell us how you calculated that gain or loss. Additionally, please tell us if this investment was significant during fiscal 2008, up to the date of sale, under the significance tests outlined in Rule 1-02(w) of Regulation S-X. If the investment was significant, Rule 3-09 financial statements are required from January 1, 2007 up through the date of sale. Note that for purposes of measuring significance in the year of disposal, any gain or loss on disposal should be included. Please advise or revise accordingly.

15. We note your disclosure that as of April 15, 2008 you signed a settlement agreement with the Gillmann Group and sold your investment in Route 66 back to the Gillmann Group. In light of the fact that your investment balance was $4,509,183 as of April 29, 2007 and was written down to $0 as of April 27, 2008, please tell us if you recognized any gain or loss on the sale of this investment, and if so, how that gain or loss was calculated. Also, please explain to us the nature of all amounts recorded on the balance sheet related to the Route 66 investment at April 27, 2008, including the $1,597,183 recorded as an other asset and any accounts receivable recorded.

– Investments in Development Projects, page 51
 – Dry Creek Casino LLC

16. We note from your disclosure that your share of the settlement with RREA was $8.1 million. Please tell us why this amount is different from the $12,818,822 amount disclosed on the statement of cash flows as "net proceeds from termination of development contracts."

Note 6. Notes Receivable
– Notes Receivable – Affiliates, page 52

17. We note your disclosure that the settlement agreement with CCG, SI and RCI terminated CCH and SI's respective debts to the Company, which totaled approximately $4.6 million and an exchange the company was issued a promissory note from RCI in an amount equal to the combined principal and interest owed to the Company by CCH and SI. In light of the fact that the amount recorded on the balance sheet for "Notes receivable, affiliates" is less than $4.6 million, please tell us where the amounts due from CCH and SI were recorded on the balance sheet prior to the settlement, and tell us how the amounts due from RCI will be recorded. Your response and revised disclosure in future filings should also include the payment terms of the promissory note. Also, we note your disclosure that as part of the settlement agreement on May 12, 2008 you increased your ownership interest in RCI from 34% to 56%. Please tell us how you accounted for this increase in ownership interest including whether you began consolidating your investment as of the date of the increase in ownership interest.

Note 7. Long-Term Debt, page 53

18. We note your disclosure that during fiscal year 2006, the remaining $3.3 million principal balance of a $13 million convertible note was converted into 1,106,488 shares of our common stock. Please tell us if this amount was converted in accordance with the original conversion terms of the note. If not, please tell us how you accounted for the conversion of the note, including the amount of any gain or loss recognized on the transaction.

Note 8. Acquisition, page 54

19. We note your disclosure that of the $6.5 million purchase price of Colorado Grande Casino, $5.4 million was allocated to goodwill. Please explain how you have considered the guidance contained in EITF 02-17 and paragraph A14 of SFAS No. 141 in connection with your purchase price allocation of Colorado Grande Casino. For instance, explain how you have considered the need to allocate fair value to marketing related, technology or contract related intangibles. If you have ascribed fair value to these contracts, describe the significant assumptions that were used in your valuation and provide the related valuation.

Note 9. Income Taxes, page 54

20. We note your disclosure that you recorded a deferred tax asset valuation allowance equal to the net deferred tax asset as of April 27, 2008 and April 29, 2007. However, based on your detail of deferred tax assets and liabilities, it appears that although you had a valuation allowance equal to the net deferred tax asset as of April 29, 2007, you did not have a valuation allowance as of April 27, 2008. Please explain to us, and disclose in future filings, the reason for the change in valuation allowance and why you believe it was no longer appropriate to record a valuation allowance as of April 27, 2008. Also, in light of the fact that it appears you reversed the valuation allowance during fiscal 2008, please explain to us why you believe it was appropriate to recognize the amount of valuation allowance during the fiscal year ended April 29, 2007.

Note 10. Equity Transactions, Stock Option Plan and Warrants, page 55

21. We note that you have disclosed the per share impact on your results of operations for the year ended April 27, 2008, had the Company not adopted SFAS No.123R, in the second paragraph on page 56. However, the disclosure of the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share was required only in the year of adoption of SFAS No. 123. Any disclosures of these amounts subsequent to that period (i.e., fiscal year 2008) is considered a non-GAAP disclosure which is not inappropriate as outlined in SAB Topic 14:G, Question 4. In future filings, please revise to eliminate this disclosure.

Form 8-K dated January 25, 2008

22. We note that your presentation of pro forma consolidated statements of operations for the six months ended October 28, 2007 and the year ended April 29, 2007 include an adjustment for the gain recognized upon your sale of your ownership interest in IC-BH. Please note for future filings that nonrecurring charges and credits that relate directly to the transaction should not be included in the pro forma income statement. The amounts should be presented as an adjustment to pro forma retained earnings with an appropriate explanation in the notes. See Rule 11-02(b)(5) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (713) 621-6919